FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-31452

For the month of November 2002.

KONAMI CORPORATION
(Translation of registrant’s name into English)

Marunouchi Building
4-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-6330
Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Press release of November 13, 2002 regarding publicly-traded subsidiaries’ Japanese GAAP financial results for the six months ended September 30, 2002

2.	Press release of November 13, 2002 regarding a subsidiary’s revised forecast of Japanese GAAP earnings and dividends (Konami Computer Entertainment Tokyo, Inc.)

3.	Press release of November 13, 2002 regarding a subsidiary’s revised forecast of Japanese GAAP earnings and dividends (Konami Computer Entertainment Japan, Inc.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

By:	/s/ NORIAKI YAMAGUCHI
Name: Noriaki Yamaguchi Title: Representative Director and CFO

Date: November 13, 2002

FOR IMMEDIATE RELEASE
November 13, 2002
KONAMI CORPORATION
2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan
Kagemasa Kozuki
Representative Director and CEO
Ticker 9766 at TSE1
Contact: Noriaki Yamaguchi
Representative Director and CFO
Tel: +81-3-5220-0573

Summary of Financial Results of Publicly-Traded Subsidiaries in Japan
for the Six Months Ended September 30, 2002
(Prepared in Accordance with Japanese GAAP)

Konami Corporation hereby announces that its four publicly-traded subsidiaries in Japan, Konami Computer Entertainment Japan, Inc., Konami Computer Entertainment Tokyo, Inc., Konami Computer Entertainment Osaka, Inc. and Konami Sports Corporation, released today in Japan their Japanese GAAP financial results for the six months ended September 30, 2002. The summary of their financial results are as attached. Please feel free to contact us if you would like to obtain a complete copy of any of these Japanese language releases.

When referring to the attached financial information, please be aware of the following:

•
All the following financial information was prepared in accordance with Japanese GAAP, which differs from U.S. GAAP in certain material respects. Therefore, they will not have directly comparable effects on the U.S. GAAP consolidated financial results of Konami Corporation for the six months ended September 30, 2002.

•
Revenues of Konami Computer Entertainment Japan, Inc., Konami Computer Entertainment Tokyo, Inc. and Konami Computer Entertainment Osaka, Inc. are derived primarily from sales of video game software to the parent company Konami Corporation, which sales are eliminated as intercompany transactions in the process of calculating consolidated revenues of Konami Corporation.

•	Konami Corporation expects to announce its U.S. GAAP consolidated financial results for the six months ended September 30, 2002 on November 28, 2002.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health and fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

Summary of Non-consolidated Japanese GAAP Financial Results
for the Six Months Ended September 30, 2002
(Konami Computer Entertainment Japan, Inc.)

November 13, 2002

Konami Computer Entertainment Japan, Inc.

Company code number:	4338 (URL http://www.konamijpn.com)
Shares traded:	JASDAQ
Location of headquarters:	Tokyo
For further information please contact:	Koichi Nakano, Director
General Manager for Administration
Phone: (03) 5475-0573

Date of Board of Directors’ meeting for approval of financial results:	November 13, 2002
Adoption of system of interim dividends:	Yes
Application of unit trading system:	Yes (100 shares per unit)
Name of parent company (code no.):	KONAMI CORPORATION (9766)
Parent’s shareholding in Company:	62.39%

1. Financial Results for the Six Months Ended September 30, 2002

(1) Results of Operations

	Net revenues		Operating income		Ordinary income
	(Millions of yen)%		(Millions of yen)%		(Millions of yen)%
	(In millions of yen, with fractional amounts omitted)
Six months ended September 30, 2002	2,759	42.8	1,156	97.6	1,155	96.8
Six months ended September 30, 2001	1,932	(3.6)	585	(36.5)	587	(36.5)

Year ended March 31, 2002	9,054		3,577		3,486

	Net income		Net income per share		Diluted net income per share
	(Millions of yen)%		(Yen)		(Yen)
Six months ended September 30, 2002	794	152.5	55.19		—
Six months ended September 30, 2001	314	(41.3)	41.31		—

Year ended March 31, 2002	1,873		236.81		—

(Notes)

1.	Equity in net income of affiliated companies
N/A
2.	Weighted-average number of shares outstanding:
Six months ended September 30, 2002: 14,397,231 shares
Six months ended September 30, 2001: 7,616,000 shares
Year ended March 31,2002: 7,911,890 shares
A 1.5-for-1 stock split was carried out on May 20, 2002. However, the average number of shares outstanding during the term has been calculated as if the stock split had occurred on the first day of the term.
3.	Changes in accounting methods: None
4.	The percentages shown next to net revenues, operating income, ordinary income and net income represent year-on-year changes.

(2) Dividends

	Interim dividends per share	Annual dividends per share
	(Yen)	(Yen)
Six months ended September 30, 2002	0.00	—
Six months ended September 30, 2001	0.00	—

Year ended March 31, 2002	—	78.00

(3) Financial Position

	Total assets	Total shareholders’ equity	Equity-Assets ratio	Total shareholders’ equity per share
	(Millions of yen)	(Millions of yen)%		(Yen)
September 30, 2002	13,674	12,740	93.2	891.29
September 30, 2001	4,904	4,231	86.3	555.64

March 31, 2002	15,996	12,934	80.9	1,345.13

(Notes)
1.	Number of outstanding shares at end of term:

September 30, 2002: 14,294,500 shares	September 30, 2001: 7,616,000 shares	March 31, 2002: 9,616,000 shares

2.	Number of treasury stock at end of term:

September 30, 2002: 129,500 shares	September 30, 2001: 0	March 31, 2002: 0

(4) Cash Flows

	Net cash used in operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at end of period
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
Six months ended September 30, 2002	(1,843)	(27)	(950)	9,338
Six months ended September 30, 2001	(821)	(108)	(19)	1,035

Year ended March 31, 2002	3,344	(242)	7,072	12,159

2. Financial Forecast for the Year Ending March 31, 2003

	Net revenues	Ordinary income	Net income	Annual dividends per share
				Year-end	Total
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Yen)	(Yen)
Year ending March 31, 2003	7,200	2,685	1,600	45.00	45.00

(Note)

1.	Estimated earnings per share (annual): 111.93 yen

*
The above forecasts were prepared using information available as of the date of this results announcement, and actual results may differ significantly due to a variety of causes including, but not limited to, changes in the general global economy, foreign exchange rates between the U.S. dollar, the Japanese yen, the Euro and other currencies, in which the Konami Group trades and the Company’s ability to produce innovative and attractive products in a highly competitive markets in which the Company operates. Please refer to the Japanese language release for information regarding the assumptions and other related items used in the preparation of these forecasts.

Summary of Non-consolidated Japanese GAAP Financial Results
for the Six Months Ended September 30, 2002
(Konami Computer Entertainment Tokyo, Inc.)

November 13, 2002

Company Name:	Konami Computer Entertainment Tokyo, Inc.	Shares Traded:	JASDAQ
Company Code:	4780 at JASDAQ	Location of Head Office:	Tokyo Metropolis
Company URL:	http://www.konamityo.com/
Head Office Address:	1-8-10 Harumi, Chuo-ku, Tokyo
Inquiries:	Title: General Manager, Senior Corporate Officer
	Name: Katsuhiko Ichii	Tel:	+81-3-5144-0573
Date of Board of Directors’ meeting for approval of financial results	November 13, 2002	Adoption of system of interim dividends:	Yes
		Single unit trading system:	Yes (1 unit = 100 shares)
Parent Company	KONAMI CORPORATION (Company Code: 9766)	Parent’s Shareholding in Company:	63.1%

1. Financial Results for the Six Months Ended September 30, 2002

(1) Results of Operations

	Net Revenues Year-on-year Change (%)		Operating Income Year-on-year Change (%)		Ordinary Income Year-on-year Change (%)
	(In millions of yen, with fractional amounts omitted)
Six months ended September 30, 2002	8,062	(156.9)	2,542	(208.5)	2,556	(207.5)
Six months ended September 30, 2001	3,138	(41.9)	824	(10.6)	831	(17.7)

Year ended March 31, 2002	8,118		1,862		1,870

	Net Income Year-on-year Change (%)		Net Income per Share		Diluted Net Income per Share
			(Yen)		(Yen)
Six months ended September 30, 2002	1,456	(211.1)	100.52		—
Six months ended September 30, 2001	468	(15.3)	35.27		—

Year ended March 31, 2002	1,066		80.64		—

Notes:
1.	Equity in net income (losses) of affiliated companies:
N/A
2.	Weighted-average number of shares outstanding:
Six months ended September 30, 2002: 14,486,077 shares
Six months ended September 30, 2001: 13,269,270 shares
Year ended March 31, 2002: 13,228,282 shares
*
A 1 for 1.1 stock split was carried out on May 20, 2002. However, the average number of shares outstanding during the term has been calculated assuming that the stock split had taken place on the first day of the term.

3.	Net income per share after adjustments for potential dilution does not appear in the report because while the Company has adopted a stock option system, no premium payments have been made.
4.	Changes in accounting methods: None
5.	The percentages shown next to net revenues, operating income, ordinary income and net income represent year-on-year changes.

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
	(Yen)	(Yen)
Six months ended September 30, 2002	0.00	—
Six months ended September 30, 2001	0.00	—

Year ended March 31, 2002	—	32.50

(3) Financial Position

	Total Assets	Total Shareholders’ Equity	Equity-Assets Ratio	Total Shareholders’ Equity per Share
	(Millions of yen)	(Millions of yen)	(%)	(Yen)
September 30, 2002	13,060	10,201	78.1	705.24
September 30, 2001	10,443	8,764	83.9	661.86

Year ended March 31, 2002	11,187	9,240	82.6	701.37

Notes:
1.	Number of shares issued and outstanding:
September 30, 2002: 14,464,580 shares
September 30, 2001: 13,241,500 shares
March 31, 2002: 13,175,400 shares
2.	Number of treasury shares at end of term:
September 30, 2002: 137,260 shares
September 30, 2001: 32,900 shares
March 31, 2002: 99,000 shares

(4) Cash Flows

	Net Cash Provided by (Used in)			Cash and Cash Equivalents at the end of period
	Operating Activities	Investing Activities	Financing Activities
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
Six months ended September 30, 2002	2,021	(184)	(474)	8,131
Six months ended September 30, 2001	475	(110)	(390)	5,083

Year ended March 31, 2002	2,496	(326)	(512)	6,780

2. Financial Forecast for the Year Ending March 31, 2003

	Net Revenues	Ordinary Income	Net Income	Annual Dividends per Share
				Year-end	Total
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Yen)	(Yen)
Year ending March 31, 2003	11,000	3,050	1,750	49.00	49.00

Note:
Estimated net income per share for the year ending March 31, 2003 is 120.98 yen.

*
The above forecasts were prepared using information available as of the date of this results announcement, and actual results may differ significantly due to a variety of causes including, but not limited to, changes in the general global economy, foreign exchange rates between the U.S. dollar, the Japanese yen, the Euro and other currencies, in which the Konami Group trades and the Company’s ability to produce innovative and attractive products in a highly competitive markets in which the Company operates. Please refer to the Japanese language release for information regarding the assumptions and other related items used in the preparation of these forecasts.

Summary of Non-consolidated Japanese GAAP Financial Results
for the Six Months Ended September 30, 2002
(Konami Computer Entertainment Osaka, Inc.)

November 13, 2002

Name of company:	Konami Computer Entertainment Osaka, Inc.	Shares Traded:	JASDAQ
Code No. :	4729	Location of Head office	Osaka Pref.
(URL http://www.konamiosa.com/)
Send enquiries to :	Director and Manager of Operation Promotion (Title of person in charge)
	Name: Sumio Furutani	Tel (06)6343-0573
Date of Board of Directors’ meeting for approval of financial results: November 13, 2002		Adoption of interim dividend system:	Yes
		Application of unit trading system:	Yes (50 shares per unit)
Name of the parent company:	KONAMI CORPORATION (Code No. :9766)	Percentage of shares of the company held by the parent company:	65.2%

1. Financial Results for the Six Months Ended September 30, 2002
(1) Results of Operations

	Net revenues		Operating income		Ordinary income
	Millions of yen	%	Millions of yen	%	Millions of yen	%
	(In millions of yen, with fractional amounts omitted)
Six months ended September 30, 2002	4,961	65.3	1,508	159.8	1,520	160.1
Six months ended September 30, 2001	3,000	(7.7)	580	(39.9)	584	(40.0)

Year ended March 31, 2002	8,740		1,952		1,959

	Net income		Net income per share	Diluted net income per share
	Millions of yen	%	Yen	Yen
Six months ended September 30, 2002	874	160.1	58.72	58.70
Six months ended September 30, 2001	336	(36.3)	5,642.49	—

Year ended March 31, 2002	1,158		194.44	—

(Notes)

1.	Equity in net income of affiliated companies:
N/A
2.	Weighted-average number of shares outstanding:
Six months ended September 30, 2002:	14,895,277 shares
Six months ended September 30, 2001:	59,599 shares
Year ended March 31, 2002:	5,960,288 shares
*
A 2.5 for 1, stock split was carried out on May 20. However, the average number of shares outstanding during the term has been calculated as if the stock split had occurred on the first day of the term.

3.	Changes in accounting methods:
None
4.	The percentages shown next to net revenues, operating income, ordinary income and net income represent year-on-year changes

(2) Dividends

	Interim dividends per share	Annual dividends per share
	Yen	Yen
Six months ended September 30, 2002	0.00	—
Six months ended September 30, 2001	0.00	—

Year ended March 31, 2002	—	78.00

(3) Financial Position

	Total assets	Total Shareholders’ Equity	Equity-Assets Ratio	Total Shareholders’ Equity per share
	Millions of yen	Millions of yen	%	Yen
September 30, 2002	8,378	5,898	70.4	396.52
September 30, 2001	6,346	4,722	74.4	79,231.14

March 31, 2002	7,293	5,545	76.0	930.30

(Note)

1.	Number of shares outstanding at end of period

September 30, 2002:	14,876,250 shares
September 30, 2001:	59,607 shares
March 31, 2002:	5,960,650 shares

2.	Number of treasury stock at end of period

September 30, 2002:	65,250 shares
September 30, 2001:	159 shares
March 31, 2002:	15,950 shares

(4) Cash Flows

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Six months ended September 30, 2002	2,275	(152)	(497)	4,565
Six months ended September 30, 2001	673	(106)	(270)	2,536

Year ended March 31, 2002	1,183	(213)	(270)	2,939

2. Financial Forecast for the Year Ending March 31, 2003

	Net revenues	Ordinary income	Net income	Annual dividends per share
				End of year	Total
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Year ending March 31, 2003	9,891	2,210	1,270	35.00	35.00

Reference: Estimated net income per share for the year ending March 31, 2003 is 85.37 Yen.

*
The above forecasts were prepared using information available as of the date of this results announcement, and actual results may differ significantly due to a variety of causes including, but not limited to, changes in the general global economy, foreign exchange rates between the U.S. dollar, the Japanese yen, the Euro and other currencies, in which the Konami Group trades and the Company’s ability to produce innovative and attractive products in a highly competitive markets in which the Company operates. Please refer to the Japanese language release for information regarding the assumptions and other related items used in the preparation of these forecasts.

Summary of Consolidated Japanese GAAP Financial Results
for the Six Months Ended September 30, 2002
(Konami Sports Corporation)

November 13, 2002
Company Name:	Konami Sports Corporation	Shares Listed on:	Tokyo Stock Exchange
Company Code:	4643 at TSE1	Location of Head Office:	Tokyo
Company URL:	http://www.konamisports.com
Head Office Address:	10-1, Higashi-Shinagawa 4-chome, Shinagawa-ku, Tokyo
Representative:	Mamoru Ota, Representative Director and CEO
Inquiries:	Haruo Yamamoto, Representative Director and CFO	Tel:	+81-03-6688-5740
Parent Company:	KONAMI CORPORATION (Company Code: 9766)	Parent’s Shareholding in Company:	54.6%

1. Financial Results for the Six Months Ended September 30, 2002

(1) Results of Operations

	Net Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
	(¥ million)	(¥ million)	(¥ million)	(¥ million)	(Yen)
	(In millions of yen, with fractional amounts omitted)
Six months ended September 30, 2002	38,136	2,205	2,144	940	33.55
Six months ended March 31, 2002 (reference)	30,360	3,315	3,300	1,286	45.48

Notes:
1.	Equity in net income (losses) of affiliated companies:
N/A
2.	Weighted-average number of shares outstanding (consolidated):
Six months ended September 30, 2002:            28,042,744 shares
Six months ended March 31, 2002:                   28,287,261 shares
3.	There is no change in accounting policies.
4.
The previous fiscal year irregularly included only six months due to a change of the fiscal year-end. Accordingly, the results for the same period in the previous year were not prepared and are not stated in this report.

(2) Financial Position

	Total Assets	Total Shareholders’ Equity	Equity-Assets Ratio	Total Shareholders’ Equity per Share
	(Millions of yen)	(Millions of yen)	(%)	(Yen)
September 30, 2002	54,322	20,914	38.5	752.28
March 31, 2002 (reference)	52,867	21,949	41.5	776.04

Note:
Number of shares issued and outstanding (consolidated):
September 30, 2002:                                           27,801,634 shares
March 31, 2002:                                                  28,283,854 shares

(3) Cash Flows

	Net Cash Provided by (Used in)			Cash and Cash Equivalents at the end of the Term
	Operating Activities	Investing Activities	Financing Activities
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
Six months ended September 30, 2002	124	(2,642)	936	1,223
Six months ended March 31, 2002 (reference)	6,268	(6,179)	635	2,804

(4) Consolidation Scope and Application of Equity Method
Consolidated subsidiaries: 3 companies
Unconsolidated affiliated companies applicable under equity method: N/A
Affiliated companies applicable under equity method: N/A

(5) Changes in Consolidation Scope and Application of Equity Method
None

2. Financial Forecast for the Year Ending March 31, 2003

	Net Revenues	Ordinary Income	Net Income
	(Millions of yen)	(Millions of yen)	(Millions of yen)
Year ending March 31, 2003	78,000	6,900	3,200

Notes:
Estimated net income per share for the year ending March 31, 2003 is 115.10 yen.

*
The above forecasts were prepared using information available as of the date of this results announcement, and actual results may differ significantly due to a variety of causes including, but not limited to, changes in the general global economy, foreign exchange rates between the U.S. dollar, the Japanese yen, the Euro and other currencies, in which the Konami Group trades and the Company’s ability to produce innovative and attractive products in a highly competitive markets in which the Company operates. Please refer to the Japanese language release for information regarding the assumptions and other related items used in the preparation of these forecasts.

FOR IMMEDIATE RELEASE
November 13, 2002

KONAMI CORPORATION
2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan
Kagemasa Kozuki
Representative Director and CEO
Ticker 9766 at TSE1
Contact: Noriaki Yamaguchi
Representative Director and CFO
Tel: +81-3-5220-0573

Subsidiary’s Revised Forecast of Japanese GAAP Earnings and Dividends
for the Fiscal Year Ending March 31, 2003
(Konami Computer Entertainment Tokyo, Inc.)

Konami Corporation hereby announces today that its subsidiary, Konami Computer Entertainment Tokyo, Inc., revised its Japanese GAAP earnings forecast and dividend forecast for the fiscal year ending March 31, 2003, which were previously released on May 8, 2002.

1.	Earnings forecast for the fiscal year ending March 31, 2003

	Net revenues	Ordinary income	Net income	Dividends per share (yen)
	(Millions of yen, except per share data)
Previous forecast (A)	10,000	2,250	1,300	36.00
Revised forecast (B)	11,000	3,050	1,750	49.00
Change (B)-(A)	1,000	800	450	13.00
Change (Percentage)	10.0%	35.6%	34.6%	—
Reference: Results for the fiscal year ended March 31, 2002	8,118	1,870	1,066	32.50

2.	Reasons for the revision

Video game software titles such as World Soccer Winning Eleven 6 for the PlayStation2 and Suikoden III, a role-playing game title for the PlayStation2, sold very well and contributed to the favorable results of operations for the six months ended September 30, 2002. Accordingly, net revenues, ordinary income and net income are expected to exceed the previous forecast for the fiscal year ending March 31, 2003. As a result, Konami Computer Entertainment Tokyo, Inc. decided to revise its earnings forecast upwards as shown above.
Konami Computer Entertainment Tokyo’s basic policy regarding cash dividends is that they should in principle be equivalent to 40% of net income to enhance the company’s financial condition and future business expansion. Taking this policy into consideration, cash dividends per share for the fiscal year ending March 31, 2003 were revised from 36 yen to 49 yen.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health and fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

FOR IMMEDIATE RELEASE
November 13, 2002

KONAMI CORPORATION
2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan
Kagemasa Kozuki
Representative Director and CEO
Ticker 9766 at TSE1
Contact: Noriaki Yamaguchi
Representative Director and CFO
Tel: +81-3-5220-0573

Subsidiary’s Revised Forecast of Japanese GAAP Earnings and Dividends
for the Fiscal Year Ending March 31, 2003
(Konami Computer Entertainment Japan, Inc.)

Konami Corporation hereby announces that its subsidiary, Konami Computer Entertainment Japan, Inc., revised its Japanese GAAP earnings forecast and dividend forecast for the fiscal year ending March 31, 2003, which were previously released on May 8, 2002.

1.	Earnings forecast for the fiscal year ending March 31, 2003

	Net revenues	Ordinary income	Net income	Year-end dividends per share (yen)
	(Millions of yen, except for per share data)
Previous forecast (A)	6,500	2,006	1,100	31.00
Revised forecast (B)	7,200	2,685	1,600	45.00
Change (B)-(A)	700	679	500	14.00
Change (Percentage)	10.8%	33.8%	45.5%	—

Notes:
1.
The current forecast of year-end dividends per share was calculated based on 14,294,500 shares outstanding, net of 129,500 shares of treasury stock as of September 30, 2002, while the previous forecast of year-end dividends per share was calculated based on 14,424,000 shares issued after the stock split in May 2002.

2.	Interim dividends are not paid for the six months ended September 30, 2002.

2.	Reasons for the revision

The Yu-Gi-Oh! series, released in the U.S. in March 2002, has continued to sell unexpectedly well exceeding the previous projection. In addition, the Yu-Gi-Oh! series will be released in Europe from the second half of the fiscal year ending March 31, 2003. Therefore, the projected number of copies of the Yu-Gi-Oh! series expected to be sold has been revised from 1.5 million to 4.1 million worldwide for the year ending March 31, 2003.
Considering market trends, total projected number of copies of other video game software titles expected to be sold is also likely to increase by 1.5 million from 6.5 million to 8 million.
Further, the expected production cost was revised for each software title.
Due to the above reasons, net revenues, ordinary income and net income are expected to exceed the previous forecast for the fiscal year ending March 31, 2003. As a result, Konami Computer Entertainment Japan, Inc. revised its earnings forecast upwards as shown above.

Accordingly, year-end dividends per share for the fiscal year ending March 31, 2003 were revised from 31 yen to 45 yen.

3.	Reference: Results for the year ended March 31, 2002.

	Net revenues	Ordinary income	Net income	Year-end dividends per share (yen)
	(Millions of yen, except for per share data)
Results for the year ended March 31, 2002.	9,054	3,486	1,873	78.00

Note:
Interim dividends were not paid during the year ended March 31, 2002.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health and fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.